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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 2)
                       ----------------------------------

                          A.P. Green Industries, Inc.
                           (Name of Subject Company)

                          A.P. Green Industries, Inc.
                     (Name of Person(s) Filing Statement)


                            COMMON STOCK, PAR VALUE
                                $1.00 PER SHARE
                        (Title of Class of Securities)

                                   393059100
                     (CUSIP Number of Class of Securities)


                            MICHAEL B. COONEY, ESQ.
           Senior Vice President - Law/Administration and Secretary
                         A. P. Green Industries, Inc.
                                Green Boulevard
                            Mexico, Missouri  65265
                                (573) 473-3626

      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                ---------------

                                With a Copy to:

                            ROBERT M. LAROSE, ESQ.
                                Thompson Coburn
                             One Mercantile Center
                           St. Louis, Missouri 63101
                                (314) 552-6000

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     This Amendment No. 2 amends and supplements the information set forth in the Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 (the "Schedule 14D-9") filed by A.P. Green Industries, Inc. (the "Company") on March 6, 1998, as amended by Amendment No. 1 to the Schedule 14D-9, dated March 10, 1998, with respect to shares of Common Stock, par value $1.00 per share, of the Company, including the associated rights to purchase the Company's Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of November 13, 1997, as amended by that certain First Amendment to Rights Agreement, dated as of March 5, 1998, between the Company and Harris Trust and Savings Bank, as Rights Agent. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-9.

Item 8.   Additional Information to be Furnished.

Item 8 is hereby amended and supplemented by adding thereto the following:

     On March 10, 1998, the Plaintiff filed an Amended Class Action Complaint (the "Amended Complaint") against Mack G. Nichols, James M. Stolze, William
     F. Morrison, Daniel Toll, Paul Hummer II, P. Jack O'Bryan, the Company, Purchaser and the Merger Sub in the Court of Chancery in the State of Delaware in and for New Castle County (the "Court of Chancery"). Plaintiff purports to bring the Amended Complaint on behalf of all common stockholders of the Company (the "Class") and seeks the certification of Plaintiff as representative of the Class. In the Amended Complaint, Plaintiff alleges that (i) the Schedule 14D-9 fails to disclose material information, (ii) the Tender Offer Statement on Schedule 14D-1 filed by Merger Sub and Purchaer on March 6, 1998 fails to disclose certain "vital" information, (iii) the Company fails to disclose in the Schedule 14D-9 the rationale for not seeking competing bids, (iv) the fairness opinion delivered to the Company by Credit Suisse First Boston fails to disclose relevant information and does not validate the transaction, (v) certain individual defendants have substantial conflicts with the Class, (vi) the Board of Directors failed to act in an informed manner and to maximize shareholder value and (vii) Purchaser knowingly aided and abetted the Board of Directors' breach of fiduciary duty. The Amended Complaint seeks (i) injunctive relief enjoining the defendants from proceeding with the Offer and the Merger, (ii) in the event that the Offer and the Merger are consummated, the recission of such transactions or the award of rescissory damages, (iii) the award of compensatory damages against the defendants and
     (iv) the Plaintiff's costs and disbursements. Also on March 10, 1998, the Plaintiff filed a Motion for Preliminary Injunction seeking to (i) preliminarily enjoin the defendants from consummating the Offer and (ii) requiring defendants to supplement the materials sent to the stockholders of the Company. Also on March 10, 1998, the Plaintiff filed a Motion for Expedited Proceedings seeking a hearing prior to April 2, 1998.

     The foregoing descriptions of the Amended Complaint, the Motion for Preliminary Injunction and the Motion for Expedited Proceedings are qualified in their entirety by reference to the Amended Complaint and such Motions, copies of which are attached hereto as Exhibit 7 and are incorporated herein by reference.

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Item 9.   Material to be Filed as Exhibits.

Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 7 Amended Class Action Complaint, Motion for Preliminary Injunction and Motion for Expedited Proceedings in Paul Liebhard v. Mack G. Nichols, James M. Stolze, William F. Morrison, Daniel Toll, Paul Hummer II, P. Jack O'Bryan, A.P. Green Industries, Inc., Global Industrial Technologies, Inc. and BGN Acquisition Corp., filed in the Delaware Court of Chancery on March 10, 1998.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 17, 1998                   A. P. GREEN INDUSTRIES, INC.



                                        By: /s/ Michael B. Cooney
                                            -----------------------
                                        Name:   Michael B. Cooney
                                        Title:  Senior Vice President
                                                Law/Administration
                                                and Secretary

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                                 EXHIBIT INDEX



Exhibit 7 Amended Class Action Complaint, Motion for Preliminary Injunction and Motion for Expedited Proceedings in Paul Liebhard v. Mack G. Nichols, James M. Stolze, William F. Morrison, Daniel Toll, Paul Hummer II, P. Jack O'Bryan, A.P. Green Industries, Inc., Global Industrial Technologies, Inc. and BGN Acquisition Corp., filed in the Delaware Court of Chancery on March 10, 1998.

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